Act: 1934
Section: 13A
Rule:
Public Availability: 3/26/2010

NO ACT

DC
PE
3-25-10

March 26, 2010


Received SEC
MAR 2 6 2010
Washington, DC 20549
10011125

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: BankGreenville Financial Corporation
Incoming letter dated March 25, 2010

Based on the facts presented, the Division will not object if BankGreenville stops filing periodic and current reports under the Securities Exchange Act of 1934, including its annual report on Form 10-K for the year ended December 31, 2009. In reaching this position, we note that BankGreenville has filed a post-effective amendment removing from registration unsold securities under its effective registration statement on Form S-8, and that post-effective amendment is effective. We assume that, consistent with the representations made in your letter, BankGreenville will file a certification on Form 15 making appropriate claims under Exchange Act Rule 12h-3 on or before the due date of its Form 10-K for the year ended December 31, 2009.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

Carolyn Sherman
Special Counsel



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 26, 2010

Mail Stop 4561

Benjamin A. Barnhill
Nelson Mullins Riley & Scarborough LLP
104 South Main Street, 9th Floor
Greenville, SC 29601

Re: BankGreenville Financial Corporation

Dear Mr. Barnhill

In regard to your letter of March 25, 2010, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

Nelson Mullins

Nelson Mullins Riley & Scarborough LLP
Attorneys and Counselors at Law
104 South Main Street / Ninth Floor / Greenville, SC 29601
Tel: 864.250.2300 Fax: 864.232.2925
www.nelsonmullins.com

Benjamin A. Barnhill
Tel: 864.250.2246
ben.barnhill@nelsonmullins.com

March 25, 2010

VIA EMAIL (cfletters@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Securities Exchange Act of 1934, Section 12(h); Rule 12h-3
Securities Exchange Act of 1934, Sections 13(a) and 15(d)
BankGreenville Financial Corporation – Commission File No. 333-127409

Dear Office of Chief Counsel:

On behalf of our client, BankGreenville Financial Corporation, a South Carolina corporation (the "Company"), we hereby request that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") confirm that it concurs in the Company's view that the updating of its registration statement on Form S-8 during the year ending December 31, 2009 in connection with the incorporation by reference therein of the Company's Form 10-K for the year ended December 31, 2008, as filed with the Commission on March 23, 2009, would not preclude the Company from utilizing Rule 12h-3 under the Securities Exchange Act of 1934 (the "Exchange Act"), to suspend its duty to file with the Commission current and periodic reports required by Sections 13(a) and 15(d) of the Exchange Act and the rules and regulations promulgated thereunder on or before March 31, 2010. We note that during 2009, the Company's registration statement on Form S-8 was updated pursuant to Section 10(a)(3) of the Securities Act of 1933 (the "Securities Act"). Alternatively, we hereby request that the Commission use its discretionary authority under Section 12(h) of the Exchange Act to exempt the Company from the requirement to file its Annual Report on Form 10-K for the year ended December 31, 2009. Subject to the Staff's concurrence with the request set forth in this letter, the Company intends to file a Form 15 pursuant to Rule 12h-3 to discontinue its reporting obligations under Sections 13(a) and 15(d) of the Exchange Act prior to the March 31, 2010 filing deadline for its Annual Report on Form 10-K for the year ended December 31, 2009.

Factual Background

The Company is a bank holding company located in Greenville, South Carolina. As of the date of this correspondence, the Company is current in all of its reporting requirements under the Exchange Act through the date of this letter, which it files as a "smaller reporting company" as defined in Rule 12b-2 of the Exchange Act. The Company's fiscal year ends on December 31 of each year.

The Company's common stock is currently quoted on the OTC Bulletin Board under the symbol "BGVF." As of the date hereof, there are 1,180,000 shares of common stock outstanding, which are held of record by 130 holders. The Company's common stock has never been listed on a national securities exchange (or the Nasdaq National Market System prior to the date that it became a national securities exchange), and has never been registered under Section 12 of the Exchange Act. In addition, the Company is a participant in the U.S. Department of Treasury's (the "Treasury") Capital Purchase Program, pursuant to which the Company issued two series of preferred stock to the Treasury. As of the date hereof, there are 1,000 shares of Series A preferred stock outstanding and 50 shares of Series B preferred stock outstanding, both of which are held of record by 1 holder, the Treasury. Finally, as of the date hereof, the Company has 95,000 warrants to purchase shares of common stock outstanding, which are held of record by 10 holders. All 10 holders currently serve as directors of the Company. The Company currently has no class of securities registered, or required to be registered, under Section 12 of the Exchange Act. The Company has not issued a class of securities other than its common stock which is subject to the requirements of Section 15(d) of the Exchange Act. Other than the Company's common stock, Series A preferred stock, Series B preferred stock and warrants to purchase common stock described herein, the Company has no outstanding securities, including debt securities.

On August 10, 2005, the Company filed a registration statement on Form SB-2 (Registration No. 333-127409) in connection with its initial public offering of 1,180,000 shares of common stock. On September 14, 2005 and again on December 9, 2005, the Company filed post-effective amendments to the Form SB-2. All shares that were registered under this Form SB-2 were issued by the Company prior to December 31, 2005. In addition to the 1,180,000 shares of common stock, this Form SB-2 also registered 105,000 warrants to be issued to the Company's organizers. As of the date hereof, there are 95,000 warrants to purchase common stock outstanding held of record by 10 holders. All 10 holders still serve as directors of the Company. The remaining 10,000 warrants to purchase common stock expired one year following the death of one of the Company's directors. All the securities registered on the Form SB-2 were sold in 2005 and therefore the Company was not required to and did not file post-effective amendments to update the Form SB-2 after December 31, 2005.

On November 16, 2006, the Company filed a registration statement on Form S-8 (File No. 333-138757) with the Commission. The Form S-8 registered 212,400 shares of the Company's common stock authorized for issuance pursuant to the BankGreenville Financial Corporation 2006 Stock Incentive Plan (the "Plan"). Currently, there are options outstanding under the Plan to purchase 95,900 shares of Company's common stock, of which 76,420 are vested. All outstanding options under the Plan are held by three officers of the Company. No sales of Company's common stock have been made under the Form S-8 during the fiscal year 2009 or thus far in 2010. On March 19, 2009, the Company filed a post-effective amendment to its Form S-8, removing from registration any and all unsold securities under the Form S-8. The post-effective amendment to the Form S-8 was effective upon filing. The Company has not filed any other registration statements under the Securities Act.

During the late fall and winter of 2009, the Company's management became concerned over the estimated costs of compliance with the Company's filing requirements under the Exchange Act. Management believed that the Company and its shareholders receive little benefit from being a public company given its small size and the fact that there is limited trading in the Company's common stock. After careful consideration, the Company's board of directors concluded that the benefits of remaining a public company were outweighed by the burdens and expenses associated therewith.

Discussion

The Company intends to file a Form 15 to suspend immediately its duty to file reports under Section 15(d) of the Exchange Act pursuant to Rule 12h-3. Under Rule 12h-3(a) and (b), an issuer's duty under Section 15(d) of the Exchange Act to file reports under Section 13(a) of the Exchange Act is suspended immediately upon filing a Form 15 with the Commission if, with respect to the class of securities, the number of record holders is less than 300 persons and the issuer has filed all reports required by Section 13 for the shorter of its most recent three fiscal years and the portion of the current year preceding the filing of the Form 15, or the period since the issuer became subject to such reporting. As of the date hereof, the Company satisfies Rule 12h-3(a) and (b)'s requirements, because (i) there are 130 holders of record of the Company common stock and (ii) the Company has filed all reports required by Rule 12h-3(a) during the preceding three fiscal years and the portion of the current fiscal year through the date of this letter. Additionally, as noted above, the Company has deregistered remaining but unsold shares of its common stock under its Form S-8. However, Rule 12h-3(c) states that Rule 12h-3 is not available for any class of securities for a fiscal year in which a registration statement relating to that class becomes effective under the Securities Act or is required to be updated for purposes of Section 10(a)(3) of the Securities Act through a company's Exchange Act filings. In the absence of Rule 12h-3(c), the Company would qualify for the suspension of its Section 15(d) reporting obligations pursuant to Rule 12h-3.

A literal interpretation of Rule 12h-3(c) would prevent the Company from suspending its duty under Section 15(d) to file reports required by Section 13(a), despite satisfying Rule 12h-3(a) and (b), because the Company's latest Annual Report on Form 10-K for the year ended December 31, 2008 had the technical effect of updating the Form S-8.

The purpose of Rule 12h-3 is to permit a company to suspend its reporting obligations when its securities are held by a small number of persons. The Staff has repeatedly indicated that a literal reading of Rule 12h-3(c) is not always justified by public policy reasons. In the proposing release to revise Rule 12h-3, the Commission stated that the purpose of current and periodic reporting under Section 15(d) is "to assure a stream of current information about an issuer for the benefit of purchasers in the registered offering, and for the public, in situations where Section 13 of the Exchange Act would not otherwise apply" and that "this [Rule 12h-3(c)] limitation is in keeping with the philosophy reflected in Section 15(d) of the Exchange Act that generally the investing public should have available complete information about the issuer's activities at least through the end of the year in which it makes a registered offering." *See* Exchange Act Release No. 34-20263 (October 5, 1983) (the "Proposing Release"). *See also* PureDepth, Inc. (available March 8, 2010); Silverstar Holdings, Ltd. (available May 14, 2009); Questar Assessment Inc. (available June 13, 2008); SunCom Wireless Holdings, Inc. (available February 29, 2008); RARE Hospitality International, Inc. (available January 22, 2008); International Securities Exchange, Inc. (available January 3, 2008); Mail.com Business Messaging Services, Inc. (available March 27, 2000).

The Company submits that if Rule 12h-3(c)'s purpose is to give the investing public complete information about the issuer's activities through the end of the year in which the issuer makes an offering, requiring the Company to continue to report would not further that purpose since no sales have occurred under the Form SB-2 or Form S-8 during fiscal year 2009 or thus far during fiscal year 2010.

In its Proposing Release, the Commission acknowledged that Congress recognized, with respect to Section 15(d) of the Exchange Act, that the benefits of current and periodic reporting by an issuer may not always be commensurate with the financial and administrative burdens imposed, particularly where smaller companies with a small number of public shareholders are involved. *See, e.g.,* Silverstar Holdings, Ltd. (available May 14, 2009); Questar Assessment, Inc. (available June 13, 2008); Planet Technologies, Inc. (available February 7, 2008). The Staff has granted no-action relief where a company has greater than one shareholder of record but less than 300 shareholders of record. *See, e.g.* PureDepth, Inc. (available March 8, 2010); International Wire Group, Inc. (available November 6, 2009); Questar Assessment, Inc. (available June 13, 2008); UCBH Holdings, Inc. (available March 7, 2007).

The continued preparation of current and periodic reports would impose a financial burden on the Company and would involve significant management efforts. The Company estimates that it spends approximately $100,000 per year related to compliance with its reporting obligations, not including management's time and effort spent on compliance with its reporting obligations, and it is likely to increase in future years. Such burdens and efforts are disproportionate to the number of record holders who are not employees, directors or affiliates of the Company, and disproportionate to the benefits to be derived given the limited trading activity in the Company common stock. As of March 15, 2010, the Company's market capitalization was approximately $3,245,000. In the 90 trading days prior to March 15, 2010, there were 76 days with no trading activity and never during the past 90 days were more than 4,000 aggregate shares of Company's common stock traded. The average daily trading volume during this period was 160 shares.

The Staff has granted no-action relief in a range of circumstances where the literal application of Rule 12h-3(c) would yield relatively little public benefit in light of the burdens on the issuer of compliance with reporting requirements under the Exchange Act. *See, e.g.*, Silverstar Holdings, Ltd. (available May 14, 2009); Questar Assessment, Inc. (available June 13, 2008); International Securities Exchange (available January 3, 2008); Bausch & Lomb Incorporated (available November 6, 2007); WaveRider Communications, Inc. (available March 31, 2006); Planet Technologies, Inc. (available February 7, 2008). Furthermore, the Staff has also concurred in allowing issuers to file a Form 15 notwithstanding that such issuers had effective registration statements that had been automatically updated during the current fiscal year. *See, e.g.*, PureDepth, Inc. (available March 8, 2010); International Wire Group, Inc. (available November 6, 2009); Silverstar Holdings, Ltd. (available May 14, 2009); Bausch & Lomb Incorporated (available November 6, 2007); Summit Bank Corporation (available March 15, 2007).

The automatic updating of the registration statement should not be deemed to constitute the Company's affirmative use of the capital markets, which is the intention of the policy underlying Rule 12h-3(c). The Company believes that it should be able to rely on Rule 12h-3 to suspend its duty to file reports under Section 15(d), notwithstanding Rule 12h-3(c).

The Company acknowledges that, if on the first day of any subsequent fiscal year there are more than 300 holders of record of its common stock, the suspension of reporting obligations under Section 15(d) of the Exchange Act will lapse, and the Company will be required to resume periodic and current reporting under Section 15(d), as provided in Rule 12h-3.

With respect to the Form S-8, the current and future holders of options issued pursuant to such Plan will not be disadvantaged by the absence of current and periodic reports under the Exchange Act. There are three current officers who hold outstanding options under the Plan. Such officers have access to information about the Company and have the ability to ask questions of the Company's senior executive officers prior to making a decision to exercise any options. After the Company ceases to be a reporting company, the issuance of securities pursuant to the Plan will comply with Rule 701 of the Securities Act. Rule 701 exempts from the registration requirement under the Securities Act certain offers and sales of securities made under the terms of compensatory benefit plans and contracts relating to compensation by an issuer not subject to the reporting requirements of the Exchange Act. The Company's Plan satisfies the eligibility requirement of Rule 701, and upon the effectiveness of the Form 15 certification, the Company will become eligible as an issuer to utilize the exemption under Rule 701. *See* NewCity Communications, Inc. (available October 6, 1988). Securities issued under Rule 701 will be restricted securities as defined in Rule 144, as provided by Rule 701(g). The Company acknowledges, and will advise all of its optionholders that the resale of shares acquired upon the exercise of such options may only be resold pursuant to an effective registration statement under the Securities Act or pursuant to an exemption from registration under the Securities Act. *See, e.g.*, I.C. Isaacs & Company, Inc. (available August 13, 2008); Planet Technologies, Inc. (available February 7, 2008).

Conclusion

For the foregoing reasons, we respectfully request that the Staff confirm that it concurs with the Company's view that the updating of the Form S-8 during the fiscal year ending December 31, 2009, will not preclude the Company from using Rule 12h-3 under the Exchange Act to suspend the Company's obligation to file current and periodic reports under Section 15(d) of the Exchange Act, including the suspension of its duty to file its Annual Report on Form 10-K for the year ended December 31, 2009. Alternatively, we request an exemption on behalf of the Company pursuant to Section 12(h) of the Exchange Act from the requirement to file such reports. If the relief requested above is granted, the Company will not be required under Section 13(a) or Section 15(d) of the Exchange Act or any other obligations of the Company to file reports with the Commission with respect to any of its securities.

Subject to the Staff's concurrence that it will not recommend enforcement action under the conditions stated in this letter, the Company will file a Form 15 certification requesting the suspension of its obligations to file current and periodic reports under Sections 13(a) and 15(d) of the Exchange Act prior to March 31, 2010.

If the Staff has any questions concerning this request or requires additional information, please contact me at (864) 250-2246 or via email at ben.barnhill@nelsonmullins.com. If the Staff disagrees with any of the statements expressed herein, we respectfully request the opportunity to discuss any issues with the Staff prior to the issuance of any written response to this letter. Thank you in advance for your consideration of this matter. In accordance with footnote 68 of SEC Release No. 33-7427 (July 1, 1997), we are transmitting a copy of this letter by email.

Sincerely,



Benjamin A. Barnhill